UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )




     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507).

(1)  BALANCE SHEET AS OF DECEMBER 31, 1997:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING DECEMBER 31, 1997:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED DECEMBER 31, 1997, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the fourth quarter of 1997, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in preliminary development activities for EWGs and FUCOs. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission extended the authority to December 31, 1998 on December 30, 1997.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan. Charter Oak is in the process of selling its interest in this project.

     On December 8, 1995, the 114 MW natural gas-fired project (Central Termica San Miguel de Tucuman, S.A., "C.T.S.M.T.") located in the Republic of Argentina commenced commercial operation. Charter Oak, through its wholly-owned subsidiary COE Argentina II Corp. owns 33.33% of the issued and outstanding common stock of C.T.S.M.T. In the fourth quarter of 1997, Charter Oak sold its interest in the project and filed Form U-57/A notifying the Commission that Foreign Utility Company status was no longer required with respect to NU and its subsidiaries' interest in the project.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Charter Oak is trying to sell its interest in this project.

     Charter Oak, through its wholly-owned subsidiary Charter Oak (Paris), Inc., pursuant to the permission granted by the Commission (HCAR. No. 24893), has an approximately 10% beneficial equity ownership interest in a 223 MW gas-fired operational qualifying cogeneration facility in Paris, Texas. In the fourth quarter of 1997, Charter Oak sold its interest in the project.

     On September 24, 1993, NU was granted permission (HCAR. No. 70-8084) to invest up to $7 million in Charter Oak for the purchase of an interest in two non-utility subsidiaries to own an interest in a foreign utility company, Encoe Partners. Encoe Partners is a general partnership formed for the sole purpose of building, owning and operating a power generating facility in the United Kingdom ("Power Plant") and acquiring a one-third interest in certain rights and obligations under a power contract. The Power Plant is 2.176 MW and will produce power by harnessing the pressure in the natural gas pipeline feeding the 1,875 MW Teesside Project in Teesside, Wilton, Cleveland, England. This transaction was completed by Charter Oak on the close of business on September 30, 1993 by acquiring interests in two non-utility subsidiary companies, COE (UK) Corp. and COE (GENCOE) Corp. In the fourth quarter of 1997, Charter Oak sold its interest in the project and filed Form U-57/A notifying the Commission that Foreign Utility Company status was no longer required with respect to NU and its subsidiaries' interest in the project.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING DECEMBER 31, 1997.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending December 31, 1997 is approximately $20 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ Eugene G. Vertefeuille



Principal
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
February 28, 1998






























                                                            EXHIBIT A
               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      December 31,
                                            ---------------------------
                                                1997           1996
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             52             49

                                            ------------   ------------
         Total net utility plant                      -              3
                                            ------------   ------------
Current Assets:
  Cash                                            1,637          2,843
  Accounts receivable                                14             84
  Taxes receivable                                4,364          1,522
  Investments held for sale                      33,391         57,188
                                            ------------   ------------
                                                 39,406         61,637
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               1,028            130
  Deferred development costs                      4,335          9,348
  Other                                             296            595
                                            ------------   ------------
                                                  5,659         10,073
                                            ------------   ------------
       Total Assets                         $    45,065    $    71,713
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                      102,344         87,651
  Retained earnings                             (58,129)       (18,126)
                                            ------------   ------------
    Total capitalization                         44,215         69,525
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  -              (28)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  205            459
  Accounts payable to affiliated companies          400            235
  Taxes accrued                                      25          1,229
  Other                                             220            293
                                            ------------   ------------
                                                    850          2,216
                                            ------------   ------------
    Total Capitalization and Liabilities    $    45,065    $    71,713
                                            ============   ============

                                                    EXHIBIT B

                CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                     December 31,
                                              ---------------------------
                                                  1997           1996
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         8,199          4,511
  Depreciation                                        896            435
  Federal and state income taxes                   (3,678)        (1,108)
  Taxes other than income taxes                       247             21
                                              ------------   ------------
     Total operating expenses                       5,664          3,859
                                              ------------   ------------
Operating Loss                                     (5,664)        (3,859)
                                              ------------   ------------

Other (Loss)/Income:
  Investment (loss)income                          (4,642)         2,488
  Other, net                                       (1,328)           (36)
  Loss on sale of investments                      (3,344)           -
  Reserve for the loss on sale of COE Ave
  Fenix Corp.'s investment in Ave Fenix
  Energia, S.A.                                   (25,000)            -
                                              ------------   ------------
    Total other (loss)/income                     (34,314)         2,452
                                              ------------   ------------
     Loss before interest charges                 (39,978)        (1,407)
                                              ------------   ------------

Interest Charges                                       25             15
                                              ------------   ------------

Net Loss                                      $   (40,003)   $    (1,422)
                                              ============   ============

                                        EXHIBIT C
                        Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Twelve Months Ended December 31, 1997

                              Charter Oak Energy
                              ------------------
                                                             NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO     Charter Oak staff                    3,617,240   146,590 3,763,830
          Accounting and financial services       37,941    12,928    50,869
          Legal services                           6,394    38,112    44,506
          Miscellaneous                           29,658     5,961    35,619
                                              ------------------------------
               Total NUSCO Services            3,691,233   203,591 3,894,824
                                              ------------------------------
NU PARENT Retainer Fee                                 0   200,000   200,000
                                              ------------------------------
               Total NU PARENT Services                0   200,000   200,000

CL&P      Miscellaneous                                0     2,522     2,522
          Reallocate Refund of CCBT Audit              0   (75,518)  (75,518)
                                              ------------------------------
               Total CL&P Services                     0   (72,996)  (72,996)
                                              ------------------------------

COE TEJONA  Outside Services                           0       428       428
                                              ------------------------------
               Total COE Tejona Services               0       428       428
                                              ------------------------------
CHARTER OAK
 DEVELOPMENT CORP
          Legal services                               0   634,288   634,288
          CT Use Tax Recoupment                        0  (107,816) (107,816)
          Outside Services                             0     1,164     1,164
          Miscellaneous                                0    42,437    42,437
                                              ------------------------------
               Total COD Services                      0   570,073   570,073
                                              ------------------------------

          Total Services Provided              3,691,233   901,096 4,592,329
                                              ==============================



                            Charter Oak Paris, Inc.
                            -----------------------
                                                              NON-
Service Provided By- Type of Services Provided-   PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------

CL&P     Miscellaneous                                0    (7,628)   (7,628)
                                              ------------------------------
              Total CL&P Services                     0    (7,628)   (7,628)
                                              ------------------------------

              Total Services Provided                 0    (7,628)   (7,628)
                                              ==============================


                             COE Development Corp.
                             ---------------------
                                                           NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO    Charter Oak staff                      634,478   378,697 1,013,175
         Legal services                               0    21,210    21,210
         Miscellaneous                            2,427         0     2,427
                                              ------------------------------
              Total NUSCO Services              636,905   399,907 1,036,812
                                              ------------------------------

CL&P     Employee Expenses                        1,502       288     1,790
         Reallocate CCB Tax Paid 1994,5,6             0   589,758   589,758
         Outside Services                             0        18        18
                                              ------------------------------
              Total CL&P Services                 1,502   590,064   591,566
                                              ------------------------------

PSNH     Engineering Services                         0       329       329
                                              ------------------------------
              Total PSNH Services                     0       329       329

CHARTER OAK
 ENERGY       Miscellaneous                           0       650       650
         CT Use Tax Adjustment                        0    (5,310)   (5,310)
         Outside Services                             0        11        11
         Legal Services                               0     1,747     1,747
                                              ------------------------------
              Total COE Services                      0    (2,902)   (2,902)
                                              ------------------------------

COE TEJONA
 CORP.      Outside Services                          0    13,000    13,000
                                              ------------------------------
              Total COE Services                      0    13,000    13,000
                                              ------------------------------
         Total Services Provided                638,407 1,000,398 1,638,805
                                              ===============================

                                COE (UK) Corp.
                                --------------
                                                           NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Charter Oak staff                        4,503     3,589     8,092
        Accounting and Financial Services          103         0       103
                                             ------------------------------
             Total NUSCO services                4,606     3,589     8,195
                                             ------------------------------

CHARTER OAK DEVELOPMENT
 CORP.   Miscellaneous                               0     4,532     4,532
          Outside Services                           0       (23)      (23)
                                            ------------------------------
             Total COD services                      0     4,509     4,509
                                            ------------------------------
             Total Services Provided             4,606     8,098    12,704
                                            ==============================



                             COE Argentina I Corp.
                            ----------------------

                                                            NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO  Charter Oak Staff                            0        75        75
       Accounting Staff                            71         0        71
                                            -----------------------------
            Total NUSCO services                   71        75       146


CL&P  Reallocate CCB Tax Paid 1996                  0       242       242
                                            ------------------------------
          Total CL&P Services                       0       242       242

               Total Services Provided             71       317       388
                                             =============================

                              COE (GENCOE) Corp.
                            ----------------------

                                                           NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
----------------------------------------------------------------------------
NUSCO           Miscellaneous                      141        0       141
                                               -----------------------------

             Total Services Provided               141        0       141
                                              ==============================


                            COE Argentina II Corp.
                            ----------------------

                                                           NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
NUSCO  Miscellaneous                                0    11,083    11,083
       Charter Oak Staff                       25,243       659    25,902
                                            -----------------------------
            Total NUSCO Services               25,243    11,742    36,985

CL&P   Reallocate CCB Tax Paid 1996                 0    (6,248)   (6,248)
                                             -----------------------------
               Total CL&P Services                  0    (6,248)   (6,248)

COE Development
       Outside Services                             0    42,276    42,276
       Legal Services                               0       771       771
                                            ------------------------------
     Total COE Development Services                 0    43,047    43,047


CHARTER OAK
 ENERGY   Outside Services                          0     1,032     1,032
                                            ------------------------------
            Total COE Services                      0     1,032     1,032
                                            ------------------------------

            Total Services Provided            25,243    49,573    74,816
                                            ==============================


                               COE Tejona Corp.
                               ----------------
                                                             NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Miscellaneous                            4,345         0     4,345
         Internal Audit                           1,085         0     1,085
         Accounting Services                        106         0       106
         Wholesale Marketing                      3,461         0     3,461
         Charter Oak Staff                      142,010    53,167   195,177
         Legal Services                               0     2,170     2,170
                                             ------------------------------
              Total NUSCO Services              151,007    55,337   206,344


CL&P      Reallocate CCB Tax Paid 1996                0       302       302
          Employee Expense                        4,322     1,166     5,488
                                             -------------------------------
               Total CL&P Services                4,322     1,468     5,790


COE Development
       Charter Oak Staff                              0    81,473    81,473
         Outside Services                             0       294       294
         CT Use Tax Recoupment                        0   (88,256)  (88,256)
         Legal Services                               0     3,107     3,107
                                             ------------------------------
         Total COE Development Services               0    (3,382)   (3,382)


CHARTER OAK
 ENERGY   Charter Oak Staff                           0     1,925     1,925
         Legal Services                               0       115       115
          Outside Services                            0       543       543
                                             ------------------------------
              Total COE Services                      0     2,583     2,583
                                             ------------------------------
              Total Services Provided           155,329    56,006   211,335
                                             ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                           NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Miscellaneous                           36,300     6,077    42,377
         Outside Services                            0        63        63
                                            ------------------------------
             Total NUSCO Services               36,300     6,140    42,440

CL&P    Reallocate CCB Tax Paid 1996                 0       242       242
                                            -------------------------------
             Total CL&P Services                     0       242       242

COE Development
        Charter Oak Staff                            0     9,229     9,229
        Outside Services                             0     7,315     7,315
        CT Use Tax Recoupment                        0   (51,832)  (51,832)

        Miscellaneous                                0       120       120
                                             -------------------------------
        Total COE Development Services               0   (35,168)  (35,168)

             Total Services Provided            36,300   (28,786)   (7,514)
                                             ==============================